FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement on power generation for the first half of 2019 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on July 17, 2019; and

2.          An announcement regarding the date of meeting of the board of directors of the Registrant, made by the Registrant on July 16, 2019.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON POWER GENERATION
FOR THE FIRST HALF OF 2019

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), for the second quarter of 2019, the the Company’s total power generation by power plants within China on consolidated basis amounted to 91.536 billion kWh, representing a decrease of 11.86% over the same period last year. Total electricity sold by the Company amounted to 86.778 billion kWh, representing a decrease of 11.52% over the same period last year. In the first half of 2019, the Company’s total power generation by the power plants within China on consolidated basis amounted to 195.375 billion kWh, representing a decrease of 6.15% over the same period last year. Total electricity sold by the Company amounted to 185.032 billion kWh, representing a decrease of 5.78% over the same period last year. In the first half of 2019, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB419.51 per MWh, representing an increase of 0.22% over the same period last year. In the first half of 2019, the Company’s market based electricity sold amounted to 87.553 billion kwh, with a ratio of 47.05% comparing to the corresponding total electricity sold, representing an increase of 10.15 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to:

1.	In the first half of the year, the growth rate of the electricity consumption nation-wide showed a significant decline compared to the same period last year;

2.	Hydropower and nuclear power generation had increased substantially, crowding out the space for growth in thermal power generation;

3.
Areas like East China, Guangdong, Shandong and other regions where the Company has a relatively large proportion of installed capacity have significantly increased the power supply from external sources, thereby crowding out the space for growth of the thermal power generation by local coal-fired power generation units.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change
Heilongjiang Province	3.735	2.89%	6.719	-3.05%	3.434	0.48%	6.216	-4.41%
Coal-fired	3.388	1.34%	6.016	-5.81%	3.095	-1.12%	5.530	-7.36%
Wind-power	0.309	12.27%	0.631	19.48%	0.301	9.75%	0.615	18.67%
PV	0.038	200.73%	0.072	351.90%	0.037	17.34%	0.071	353.07%
Jilin Province	2.813	1.26%	4.975	-2.24%	2.660	0.67%	4.690	-2.72%
Coal-fired	2.410	0.90%	4.214	-4.29%	2.271	0.17%	3.956	-4.93%
Wind-power	0.311	9.25%	0.590	13.74%	0.304	9.12%	0.575	13.75%
Hydro-power	0.020	-49.41%	0.027	-37.71%	0.019	-49.85%	0.026	-37.34%
PV	0.017	164.62%	0.032	164.46%	0.017	166.61%	0.032	165.28%
Biomass power	0.055	-5.93%	0.112	-0.37%	0.049	-5.28%	0.101	-0.13%
Liaoning Province	4.319	-8.65%	8.755	-6.07%	4.040	-8.80%	8.141	-5.93%
Coal-fired	4.155	-8.68%	8.446	-6.21%	3.877	-8.83%	7.836	-6.06%
Wind-power	0.115	-3.16%	0.208	-0.89%	0.115	-2.89%	0.207	-0.71%
Hydro-power	0.001	-93.36%	0.014	-38.90%	0.001	-93.52%	0.014	-38.72%
PV	0.048	9.08%	0.087	4.91%	0.047	7.77%	0.085	3.74%
Inner Mongolia	0.066	1.78%	0.114	-11.11%	0.065	2.25%	0.112	-10.84%
Wind-power	0.066	1.78%	0.114	-11.11%	0.065	2.25%	0.112	-10.84%
Hebei Province	3.314	-8.21%	6.685	3.82%	3.107	-8.29%	6.270	3.63%
Coal-fired	3.243	-8.23%	6.553	4.61%	3.038	-8.33%	6.141	4.41%
Wind-power	0.055	-10.22%	0.104	-27.47%	0.053	-10.02%	0.102	-27.18%
PV	0.016	4.65%	0.028	-8.41%	0.016	7.03%	0.027	-6.61%
Gansu Province	1.943	-26.79%	5.808	-10.69%	1.844	-26.78%	5.517	-10.71%
Coal-fired	1.399	-35.34%	4.793	-13.22%	1.312	-35.81%	4.525	-13.49%
Wind-power	0.544	10.87%	1.014	3.52%	0.532	12.15%	0.992	4.68%
Ningxia	0.007	-0.74%	0.012	6.54%	0.007	1.22%	0.011	7.55%
PV	0.007	-0.74%	0.012	6.54%	0.007	1.22%	0.011	7.55%
Beijing	1.479	-15.72%	3.682	-6.97%	1.433	-15.84%	3.479	-7.82%
Coal-fired	–	–	0.656	50.48%	–	–	0.581	52.32%
Combined Cycle	1.479	-15.72%	3.026	-14.08%	1.433	-15.84%	2.898	-14.59%
Tianjin	1.373	-12.46%	3.202	-10.93%	1.295	-12.12%	3.007	-10.71%
Coal-fired	1.072	-18.26%	2.446	-15.03%	1.002	-18.12%	2.275	-14.87%
Combined Cycle	0.300	17.18%	0.755	5.40%	0.292	17.26%	0.731	5.28%

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change
PV	0.001	5.88%	0.002	7.38%	0.001	6.26%	0.002	5.31%
Shanxi Province	2.171	-3.37%	5.224	8.99%	2.008	-3.52%	4.877	8.79%
Coal-fired	2.141	-3.86%	3.986	10.85%	1.978	-4.05%	3.672	10.64%
Combined Cycle	0.006	542.43%	1.196	3.01%	0.006	833.33%	1.164	3.20%
PV	0.024	25.72%	0.042	14.12%	0.024	24.52%	0.042	13.53%
Shandong Province	20.895	-3.82%	42.713	-0.36%	19.787	-2.91%	40.335	0.55%
Coal-fired	20.520	-4.11%	42.039	-0.52%	19.420	-3.20%	39.680	0.36%
Wind-power	0.247	19.13%	0.455	9.26%	0.242	20.47%	0.441	15.17%
PV	0.128	8.73%	0.219	14.24%	0.125	6.16%	0.214	11.92%
Henan Province	4.761	-29.60%	10.795	-14.95%	4.477	-29.82%	10.152	-15.14%
Coal-fired	4.464	-29.38%	10.361	-14.64%	4.193	-29.48%	9.732	-14.77%
Combined Cycle	0.148	-64.14%	0.186	-62.45%	0.144	-64.38%	0.181	-62.65%
Wind-power	0.141	572.29%	0.236	411.96%	0.132	537.90%	0.226	391.23%
PV	0.007	3.73%	0.013	-3.25%	0.007	4.31%	0.013	-3.13%
Jiangsu Province	8.767	-10.75%	19.352	-5.72%	8.301	-10.90%	18.341	-5.82%
Coal-fired	7.137	-7.35%	16.527	-0.90%	6.710	-7.34%	15.579	-0.81%
Combined Cycle	1.185	-30.80%	1.997	-32.46%	1.162	-30.76%	1.960	-32.45%
Wind-power	0.410	5.69%	0.771	-9.86%	0.394	4.42%	0.747	-10.53%
PV	0.035	68.40%	0.057	64.59%	0.034	79.30%	0.056	70.05%
Shanghai	3.350	-25.36%	8.828	-11.73%	3.160	-25.57%	8.357	-11.77%
Coal-fired	2.980	-25.94%	7.746	-15.85%	2.800	-26.14%	7.300	-16.02%
Combined Cycle	0.370	-20.51%	1.082	35.78%	0.360	-20.80%	1.056	35.53%
Chongqing	2.333	38.63%	5.203	15.18%	2.166	40.63%	4.846	16.12%
Coal-fired	1.964	26.94%	4.514	9.38%	1.806	28.25%	4.174	10.03%
Combined Cycle	0.296	117.91%	0.574	47.18%	0.289	118.85%	0.560	47.41%
Wind-power	0.073	–	0.115	–	0.071	–	0.112	–
Zhejiang Province	5.830	-29.39%	12.033	-18.68%	5.593	-29.61%	11.551	-18.83%
Coal-fired	5.707	-28.83%	11.821	-18.13%	5.472	-29.04%	11.343	-18.27%
Combined Cycle	0.104	-52.33%	0.183	-44.51%	0.102	-52.31%	0.179	-44.61%
PV	0.019	-0.84%	0.029	-2.24%	0.018	-1.12%	0.028	-2.87%
Hubei Province	4.057	14.45%	9.708	20.39%	3.812	15.33%	9.142	21.33%
Coal-fired	3.816	14.64%	9.310	20.68%	3.576	14.93%	8.751	21.19%
Wind-power	0.158	53.68%	0.281	46.48%	0.156	87.18%	0.276	73.40%

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change
Hydro-power	0.076	-28.67%	0.107	-26.56%	0.074	-28.65%	0.104	-26.98%
PV	0.006	-7.22%	0.010	-10.77%	0.006	-7.36%	0.010	-10.54%
Hunan Province	2.022	-13.15%	4.970	-10.05%	1.882	-13.86%	4.652	-10.38%
Coal-fired	1.754	-14.89%	4.397	-12.73%	1.618	-15.79%	4.086	-13.24%
Wind-power	0.133	-16.56%	0.325	-0.16%	0.132	-16.76%	0.322	-0.10%
Hydro-power	0.126	31.62%	0.237	62.42%	0.124	31.50%	0.233	62.54%
PV	0.008	-23.99%	0.011	-30.04%	0.008	-23.90%	0.011	-29.89%
Jiangxi Province	4.067	-15.80%	9.262	-7.78%	3.884	-15.83%	8.865	-7.74%
Coal-fired	3.935	-16.93%	8.972	-8.97%	3.755	-17.00%	8.580	-8.96%
Wind-power	0.132	41.44%	0.290	55.05%	0.129	42.08%	0.285	54.38%
Anhui Province	1.377	1.39%	2.999	6.88%	1.306	0.79%	2.861	6.89%
Coal-fired	1.272	1.86%	2.809	7.21%	1.202	1.23%	2.673	7.03%
Wind-power	0.069	-5.32%	0.142	3.26%	0.068	-6.30%	0.141	7.13%
Hydro-power	0.036	1.80%	0.048	-0.62%	0.036	0.59%	0.048	-1.01%
Fujian Province	2.316	-24.05%	4.475	-24.95%	2.601	-9.68%	4.872	-13.53%
Coal-fired	2.313	-24.05%	4.470	-24.96%	2.598	-9.67%	4.867	-13.52%
PV	0.003	-21.15%	0.005	-19.97%	0.003	-18.54%	0.005	-20.33%
Guangdong Province	5.620	-26.85%	10.633	-24.50%	5.368	-27.08%	10.176	-24.61%
Coal-fired	5.615	-26.86%	10.624	-24.50%	5.363	-27.09%	10.167	-24.61%
PV	0.005	-14.96%	0.009	-15.37%	0.005	-14.70%	0.009	-15.59%
Guangxi	0.103	-22.28%	0.168	-0.78%	0.098	-22.59%	0.158	-2.67%
Combined Cycle	0.073	-44.89%	0.120	-28.83%	0.069	-45.58%	0.115	-29.30%
Wind-power	0.030	–	0.047	–	0.029	–	0.043	–
Yunnan Province	0.947	-40.87%	1.994	-22.50%	0.865	-41.45%	1.841	-22.52%
Coal-fired	0.798	-45.38%	1.588	-29.87%	0.721	-46.29%	1.446	-30.31%
Wind-power	0.141	1.20%	0.398	28.87%	0.136	0.91%	0.387	28.60%
Hydro-power*	0.008	–	0.008	–	0.008	–	0.008	–
Guizhou Province	0.046	-10.69%	0.142	28.33%	0.046	-11.11%	0.140	28.38%
Wind-power	0.046	-10.69%	0.142	28.33%	0.046	-11.11%	0.140	28.38%
Hainan Province	3.826	9.43%	6.924	3.95%	3.539	9.03%	6.423	3.57%
Coal-fired	3.713	8.47%	6.751	3.75%	3.429	8.00%	6.253	3.36%
Combined Cycle	0.018	130.88%	0.021	-9.82%	0.018	142.32%	0.020	-10.10%
Wind-power	0.018	8.36%	0.046	0.41%	0.018	10.89%	0.045	-0.55%

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change
Hydro-power	0.046	24.95%	0.055	-11.53%	0.046	25.72%	0.054	-12.24%
PV	0.030	150.95%	0.051	127.15%	0.029	151.59%	0.051	126.46%
Total	91.536	-11.86%	195.375	-6.15%	86.778	-11.52%	185.032	-5.78%

*	The Company’s wholly-owned Yunnan Diandong Yuwang Changdi Hydropower Station (16 MW) has been supplying power to internal power plants and began selling electricity in the second quarter of 2019.

For the second quarter of 2019, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.0% in Singapore, representing a decrease of 1.1 percentage point compared to the same period of last year. The accumulated power generation for the first half year accounted for a market share of 20.5%, representing a decrease of 0.3 percentage point compared to the same period of last year.

Jiangsu Dafeng Offshore Wind Farm with a capacity of 71.4 MW, Henan Mianchi Fenghuangshan Wind Farm with a capacity of 38 MW, Guangxi Guigang Qixingling Wind Farm with a capacity of 35.5 MW (all of them are wholly-owned by the Company) and the Henan Zhenyao Wind Farm with a capacity of 2 MW (in which the Company holds 95% equity interests) were put into operation in the second quarter. In addition, the shareholding ratio of the Company’s subsidiary Jinling Gas Turbine decreased from 60% to 57.39%, and the proportion of the shareholding interest in Jinling Gas Turbine Thermal Power increased from 51% to 57.39%, and the capacity of powerplants invested by the Company changed in the second quarter of 2019, resulting in changes in the equity-based generation capacity of the Company.

Based on the above, as of 30 June 2019, the Company had a controlled generation capacity of 106,136 MW and an equity-based generation capacity of 93,520 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

17 July 2019

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces that a meeting of the Board of the Company will be convened on Tuesday, 30 July 2019, for the purposes of considering and approving the interim results announcement of the Company for the six months ended 30 June 2019 for publication and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 July 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     July 17, 2019